Exhibit 12.1

Computation of Ratio of Earnings to Fixed Charges

(In thousands, except ratios)	Years Ended December 31,
	2014	2013	2012	2011	2010
Earnings:
Income (loss) from continuing operations before income taxes	$(17,915)	$16,177	$16,702	$26,553	$(7,999)
Add: Fixed charges	6,269	4,846	4,025	13,866	20,868
Subtract: income from equity method investment	(2,700)	(1,469)	(556)	(1,171)	(857)
Subtract: income attributable to noncontrolling interest	(10)	(22)	(40)	(28)	(48)

Total Earnings (losses)	$(14,356)	$19,532	$20,131	$39,220	$11,964

Fixed Charges:
Interest expense (a)	$5,152	$3,527	$2,857	$13,062	$19,908
Interest portion of rent expense	1,117	1,319	1,168	804	960

Total Fixed Charges	$6,269	$4,846	$4,025	$13,866	$20,868

Ratio of Earnings to Fixed Charges (b)	—	4.0x	5.0x	2.8x	0.6x

The Ratio of Earning to Fixed Charges calculation differs from the Minimum Consolidated Fixed Charge Coverage Ratio as defined in the Company’s Amended and Restated Senior Credit Facility Agreement.

(a)	Interest expense includes interest on outstanding debt obligations, amortization of deferred financing fees, and losses on extinguishment of debt attributable to the write-offs of unamortized deferred financing fees at the time of extinguishment.
(b)	Earnings were insufficient to cover Fixed Charges by $14.4 million for the year ended December 31, 2014 as a result of a goodwill and intangible assets impairment charge of $41.4 million.